

April 2, 2015

Via E-mail
Mr. Frank L. Jennings
Chief Financial Officer
Synergy Resources Corporation
20203 Highway 60
Platteville, CO 80651

  Re: **Synergy Resources Corporation**
    Form 10-K for the Fiscal Year ended August 31, 2014
    Filed October 30, 2014
    Form 10-Q for the Fiscal Quarter ended November 30, 2014
    Filed January 9, 2015
    Response Letter dated March 13, 2015
    File No. 001-35245

Dear Mr. Jennings:

  We have reviewed your March 13, 2015 response to our comment letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 26, 2015 letter.

Form 10-K for the Fiscal Year ended August 31, 2014

Management's Discussion and Analysis, page 35

Overview, page 35

1. We note your response to prior comment two and the disclosure you intend to include in your next periodic filing to address implications of the recent decline in oil and gas prices for your critical accounting policies. We also note that while you indicate reasonably likely effects of the current economic environment may be material and measurable, you do not address the extent to which your plans may be impacted.

Items 303(a)(1), (2)(ii) and (3)(ii) of Regulation S-K require you to address the reasonably likely effects of trends and uncertainties on liquidity, capital resources, and results of operations. The guidance in FRC §§ 501.12.a. 501.12.b.3, and 501.14 (Sections III.A, III.B.3., and V of SEC Release Nos. 33-8350; 34-48960; FR-72), clarifies how these requirements may be addressed in an introduction/ overview, the content and focus generally, and assumptions underlying critical accounting estimates.

Given that you expect a "significant negative impact" in your accounting for oil and gas activities due to recent changes in prices, and in view of implications for the underlying reserve computations and your development plans, it appears your disclosures should be expanded to more fully portray the reasonably likely effects of trends and uncertainties.

For example, you should clarify the extent to which development plans are reasonably likely to be curtailed or deferred, specify the reserves associated with these contingencies, and the reasonably likely accounting effects. Please also clarify your remarks pertaining to derivatives to indicate the extent to which you have hedged future production and to explain how the strike prices compare to those underlying your historical results.

Form 10-Q for the Fiscal Quarter ended November 30, 2014

Management's Discussion and Analysis, page 29

Overview, page 30

2.   Disclosures on pages 30 and 31 suggest that you do not believe the downward trend in oil and gas prices will be material, as indicated in the following excerpts.

> "We believe that our basic strategy is sound whether oil and gas prices are high or low"

> "...we anticipate we can achieve attractive economic rates of return even with current low commodity prices"

> "...we believe we have a sustainable business model in almost any commodity price environment."

However, the draft disclosure you provided in response to prior comment two states you "anticipate that the price declines during the second quarter will have a significant negative impact on the ceiling test calculation for future quarters...[and] as prices decline, the economic performance of certain properties in the reserve estimate may deteriorate to the point that they are removed from the proved reserve category...."

Review your disclosure under this section and revise as needed to resolve any inconsistencies between it and the draft disclosure included in your response, also the disclosures previously referenced on page 34 and 41.

You may contact Joseph Klinko at (202) 551-3824 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief